                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K

 [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended....................December 31, 2001.................

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from......................to........................

      Commission file number...........000-14824............[Plexus Corp.]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PLEXUS CORP. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                                NEENAH, WI 54956

PLEXUS CORP.
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND REPORT
DECEMBER 31, 2001 AND 2000

PLEXUS CORP.
401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                           Page
                                                                           ----
Report of Independent Accountants                                            1

Statements of Net Assets Available for Benefits
  as of December 31, 2001 and 2000                                           2

Statement of Changes in Net Assets Available for Benefits
  for the year ended December 31, 2001                                       3

Notes to Financial Statements                                               4-7

Schedule required by the Department of Labor's Rules and Regulations: *

     Form 5500, Schedule of Assets (Held at End of Year)
       as of December 31, 2001                                               8













* Other schedules required by the Department of Labor have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Plexus Corp. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


May 7, 2002

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                                          2001                  2000
                                                                                      ------------         -------------
Assets
Investments (See Note 3)                                                              $ 84,660,171         $  89,944,551
Participant loans                                                                        3,010,849             2,739,301

Receivables:
  Employer's contribution                                                                   93,180                73,977
  Participants' contributions                                                              278,203               243,955
                                                                                      ------------         -------------
    Total receivables                                                                      371,383               317,932
                                                                                      ------------         -------------
Net assets available for benefits                                                     $ 88,042,403         $  93,001,784
                                                                                      ============         =============




The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------

Additions
Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of investments                  $(11,863,420)
    Interest and dividends                                              856,846
                                                                   ------------

                                                                    (11,006,574)
                                                                   ------------
  Contributions:
    Participants'                                                     8,261,042
    Employer's                                                        2,286,443
                                                                   ------------

                                                                     10,547,485
                                                                   ------------
    Total additions (net deductions)                                   (459,089)

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                       6,088,993
  Administrative expenses                                                56,673
                                                                   ------------

    Total deductions                                                  6,145,666

  Net decrease before plan transfers                                 (6,604,755)

Transfer in from other plan                                           1,645,374
                                                                   ------------

  Net decrease                                                       (4,959,381)

Net assets available for benefits:
  Beginning of year                                                  93,001,784
                                                                   ------------
  End of year                                                      $ 88,042,403
                                                                   ============






The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following description of the Plexus Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan, originally effective January 1, 1989 and amended and restated effective March 1, 2000, is a contributory defined contribution plan covering substantially all employees of Plexus Corp. (the "Company") who have completed 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective March 1, 2000, MFS Heritage Trust Company became the trustee of the Plan. On April 1, 2001, the e2E Corporation 401(k) & Profit Sharing Plan merged into the Plan.

         CONTRIBUTIONS
         Employee pre-tax contributions are based on voluntary elections via phone or internet by the participants, directing the Company to defer a stated amount from the participant's compensation. Participants may elect to defer up to 18% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant's elective deferrals for participants who have completed one year of service. Contributions are limited by Section 401(k) of the Internal Revenue Code.

         INVESTMENT ALTERNATIVES
         Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Participants may change their investment options on a daily basis.

         PARTICIPANT ACCOUNTS AND ALLOCATIONS

         Participant record keeping is performed by MFS Retirement Services, Inc. ("MFS"). For all investment programs which are mutual funds, MFS maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Conservative Portfolio Option, Moderate Portfolio Option, Aggressive Portfolio Option, and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2001 and 2000 were as follows:

                                                           Units                            Unit Value
                                                -----------------------------        ---------------------------
                                                        December 31,                        December 31,
                                                -----------------------------        ---------------------------
                                                    2001             2000               2001            2000
                                                -----------       -----------        -----------     -----------

Plexus Unitized Stock Fund                        3,391,372        3,794,128          $  9.80         $ 11.12
Conservative Portfolio Option                        76,942           38,908             9.89           10.09
Moderate Portfolio Option                            98,710           40,550             8.72            9.86
Aggressive Portfolio Option                         212,744          126,433             7.24            9.01
MFS Fixed Fund                                    8,609,236        3,289,130             1.00            1.00

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


         Each participant's account is credited with the participant's contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the plan document.

         VESTING AND DISTRIBUTIONS
         Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

         PARTICIPANT LOANS
         Effective March 1, 2000, participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range up to five years. Loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent. Principal and interest is paid ratably through regular payroll deductions.


  2.     SUMMARY OF ACCOUNTING POLICIES

         ACCOUNTING METHOD
         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. The share value of mutual funds is based on quoted market prices on the last business day of the plan year. The unit value of unitized funds and common trust funds is computed daily based on share price, dividend information and the value of the fund's short-term investments. Participant loans are stated at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

         RISKS AND UNCERTAINTIES
         The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


         near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.


3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                          December 31,
                                                                                ---------------------------------
                                                                                    2001                 2000
                                                                                ------------         ------------
Plexus Corp. Common Stock, 1,209,726 and
  1,388,309 shares, respectively                                                $ 32,130,322         $ 42,190,708

MFS Capital Opportunities Fund, 636,835 and
  519,745 shares, respectively                                                     8,552,700            9,298,245

Munder Index 500 Fund, 287,979 and 230,013
  shares, respectively                                                             6,897,086            6,346,057

MFS Value Fund, 294,242 and 274,389
  shares, respectively                                                             5,714,175            5,830,772

MFS Mid Cap Growth Fund, 600,709 and
  539,869 shares, respectively                                                     6,583,769            7,390,809

MFS New Discovery Fund, 273,935 and
  239,554 shares, respectively                                                     4,708,936            4,340,718

MFS Fixed Fund, 8,609,236 and
  3,289,130 units, respectively                                                    8,609,236            3,289,130

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(11,863,420), as follows:

     Mutual funds                                    $  (7,895,140)
     Common stock                                       (3,968,280)
                                                     -------------
                                                     $ (11,863,420)
                                                     =============

PLEXUS CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


4.       AMOUNTS ALLOCATED TO WITHDRAWN PARTICIPANTS

         Approximately $6,640,836 and $6,756,293 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2001 and 2000, respectively, but who have not yet received distributions as of that date.


5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


7.       RELATED PARTY TRANSACTIONS

         Certain plan investments represent shares of funds managed by MFS Heritage Trust Company, the trustee of the Plan, employer securities and participant loans. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.


8.       SUBSEQUENT EVENT

         Effective January 1, 2002, the Qtron, Inc. 401(k) Profit Sharing Plan was merged into the Plan.

PLEXUS CORP. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
-------------------------------------------------------------------------------

              Identity of Issuer,
              Borrower, Lessor                                                                        Current
              or Similar Party                           Description of Investment                     Value
---------------------------------------------       -----------------------------------          ----------------
*   Plexus Corp. Common Stock                        Common Stock                                  $  32,130,322

*   MFS Capital Opportunities Fund                   Mutual Fund                                       8,552,700

*   MFS Strategic Income Fund                        Mutual Fund                                       1,744,302

*   MFS Mid Cap Growth Fund                          Mutual Fund                                       6,583,769

*   MFS Value Fund                                   Mutual Fund                                       5,714,175

*   MFS New Discovery Fund                           Mutual Fund                                       4,708,936

*   MFS Fixed Fund                                   Common Trust Fund                                 8,609,236

    American EuroPacific Growth Fund                 Mutual Fund                                       4,369,813

    INVESCO Balanced Fund                            Mutual Fund                                       1,563,626

    Janus Aspen Worldwide Fund                       Mutual Fund                                       2,138,013

    Janus Aspen Aggressive Growth Fund               Mutual Fund                                         733,005

    Munder Index 500 Fund                            Mutual Fund                                       6,897,086

    Dreyfus Premier Technology Fund                  Mutual Fund                                         915,188
                                                                                                   -------------
                                                                                                   $  84,660,171
                                                                                                   =============

*   Participant Loans                                Interest rates ranging from 5.75%
                                                     to 10.50%; maturity dates ranging
                                                     from 2002 to 2006                             $   3,010,849
                                                                                                   =============



*  Party-in-interest.

See Report of Independent Accountants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

Date:  June 26, 2002
                                      /s/ Jos. D. Kaufman
                                     ---------------------------------------
                                      Joseph D. Kaufman
                                      Employee Stock Savings Plan Fiduciary
                                      Committee Member